Exhibit 99.1

IAMGOLD Files NI 43-101 Technical Report for Previously Announced Initial Mineral Resource Estimate for the Monster Lake Project

TORONTO, May 10, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that the Company has filed a National Instrument 43-101 ("NI 43-101") Technical Report on the initial mineral resource estimate for the Monster Lake Project in Quebec, Canada, reported in the Company's news release dated March 28, 2018.

The NI 43-101 was prepared by Charlotte Athurion, P.Geo., and Karine Brousseau, P.Eng., both of InnovExplo, under the supervision of Alain Carrier P.Geo., of InnovExplo. All are considered "Qualified Persons" as defined by NI 43-101. The NI 43-101 Technical Report may be found on the Company's website at www.iamgold.com or under the Company's profile at www.sedar.com and www.sec.gov/edgar.shtml.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

View original content:http://www.prnewswire.com/news-releases/iamgold-files-ni-43-101-technical-report-for-previously-announced-initial-mineral-resource-estimate-for-the-monster-lake-project-300646672.html

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2018/10/c4247.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 17:05e 10-MAY-18